UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 5)

                  Under the Securities Exchange Act of 1934

                          NU SKIN ENTERPRISES, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                  67018T105
                                  ----------
                                 (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                March 12, 2007
                                --------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 15

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 2 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 3 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 4 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 5 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 6 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               BLUM STRATEGIC PARTNERS III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809438
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 7 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,723,110**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,723,110**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,723,110**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 8 of 15

Item 1.  Security and Issuer
-----------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 8, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III")and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of Class A common stock, $.001 par value per share (the "Common Stock") of Nu Skin Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 West Center Street, Provo, UT 84601.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
---------------------------------

Item 2 of the Schedule 13D is hereby amended in its entirety to add the following:

Since the filing of Amendment No. 4 to Schedule 13D on December 8, 2006, there have been changes to the executive officers of Blum LP and RCBA Inc.

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President,            Suite 400                          Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Partner      Suite 400                Norway    Blum LP
& Director            San Francisco, CA 94133




CUSIP NO. 67018T105              SCHEDULE 13D                    Page 9 of 15

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA       Partner, Chief
Partner, Chief        Suite 400                          Operating Officer,
Operating Officer,    San Francisco, CA 94133            General Counsel and
General Counsel and                                      Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            Blum LP
Assistant Secretary
& Director

William Scott Hartman 909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Since the filing of Amendment No. 4 to Schedule 13D on December 8, 2006, there have been changes to the managing members and members of Blum GP III.

Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III") whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 10 of 15


Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------  --------------------

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Member       Suite 400                Norway    Blum LP
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA       Partner, Chief
Managing Member       Suite 400                          Operating Officer,
                      San Francisco, CA 94133            General Counsel and
                                                         Secretary, Blum LP

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum LP

William Scott Hartman 909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133

Since the filing of Amendment No. 4 to Schedule 13D on December 8, 2006, there have been changes to the executive officers of the managing member of Saddlepoint GP. Blum LP is the managing member of Saddlepoint GP and its executive officers are listed above.

Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.


CUSIP NO. 67018T105              SCHEDULE 13D                    Page 11 of 15

Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the initial Schedule 13D filed on December 15, 2005.


Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 4 since the initial Schedule 13D filed on December 15, 2005.


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's Form 10-K filed with the Commission on March 1, 2007, there were 65,878,613 shares of Common Stock issued and outstanding as of February 15, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 1,230,610 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 1.9% of the outstanding shares of the Common Stock; (ii) 4,144,500 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 6.3% of the outstanding shares of the Common Stock; (iii) 201,800 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.3% of the outstanding shares of the Common Stock; and (iv) 73,100 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 73,100 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 5,723,110 shares of the Common Stock, which is 8.7% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 12 of 15

over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum LP, Blum GP III LP, Blum GP III or Saddlepoint GP.

c) Since the most recent filing of Schedule 13D, the Reporting Persons sold the following number of shares of Common Stock in the open market:


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        03-01-2007     5,500        17.0100
which Blum LP serves as the        03-02-2007     7,200        17.0104
general partner.                   03-02-2007       400        17.0300
                                   03-05-2007    10,700        16.8934
                                   03-06-2007    65,800        16.8500
                                   03-06-2007    12,800        16.8883
                                   03-07-2007     3,300        16.6820
                                   03-07-2007    13,900        16.7106
                                   03-08-2007    12,800        16.8665
                                   03-08-2007    11,700        16.9327
                                   03-09-2007    15,100        16.8515
                                   03-09-2007     9,000        16.8540
                                   03-12-2007    11,700        16.8345
                                   03-12-2007    22,700        16.8555
                                   03-13-2007     5,500        16.7808
                                   03-13-2007     4,100        16.8035
                                   03-14-2007     9,400        16.5500
                                   03-14-2007     1,800        16.5775



Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         03-01-2007    18,500        17.0100
which Blum GP III LP               03-02-2007    23,800        17.0104
serves as the general partner      03-02-2007     1,300        17.0300
and for Blum GP III which          03-05-2007    36,300        16.8934
serves as the general              03-06-2007   222,600        16.8500
partner for Blum GP III LP.        03-06-2007    42,500        16.8883
                                   03-07-2007    11,200        16.6820
                                   03-07-2007    46,900        16.7106
                                   03-08-2007    42,500        16.8665
                                   03-08-2007    40,000        16.9327
                                   03-09-2007    51,600        16.8515
                                   03-09-2007    29,700        16.8540
                                   03-12-2007    39,900        16.8345
                                   03-12-2007    76,200        16.8555
                                   03-13-2007    18,800        16.7808
                                   03-13-2007    13,300        16.8035
                                   03-14-2007    31,900        16.5500
                                   03-14-2007     6,100        16.5775





CUSIP NO. 67018T105              SCHEDULE 13D                    Page 13 of 15

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The partnership for which          03-01-2007       900        17.0100
Saddlepoint GP serves as           03-02-2007     1,100        17.0104
general partner.                   03-02-2007       100        17.0300
                                   03-05-2007     1,800        16.8934
                                   03-06-2007    10,800        16.8500
                                   03-06-2007     2,100        16.8883
                                   03-07-2007       500        16.6820
                                   03-07-2007     2,300        16.7106
                                   03-08-2007     2,100        16.8665
                                   03-08-2007     1,900        16.9327
                                   03-09-2007     2,500        16.8515
                                   03-09-2007     1,500        16.8540
                                   03-12-2007     2,000        16.8345
                                   03-12-2007     3,700        16.8555
                                   03-13-2007       900        16.7808
                                   03-13-2007       700        16.8035
                                   03-14-2007     1,500        16.5500
                                   03-14-2007       300        16.5775


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The Investment Advisory            03-01-2007       600        17.0100
Clients for which Blum LP          03-02-2007       800        17.0104
serves as investment advisor.      03-05-2007     1,200        16.8934
                                   03-06-2007     7,800        16.8500
                                   03-06-2007     1,600        16.8883
                                   03-07-2007       400        16.6820
                                   03-07-2007     1,600        16.7106
                                   03-08-2007     1,600        16.8665
                                   03-08-2007     1,400        16.9327
                                   03-09-2007     1,800        16.8515
                                   03-09-2007     1,000        16.8540
                                   03-12-2007     1,400        16.8345
                                   03-12-2007     2,600        16.8555
                                   03-13-2007       800        16.7808
                                   03-13-2007       400        16.8035
                                   03-14-2007     1,200        16.5500
                                   03-14-2007       200        16.5775


(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
------------------------------------------
Exhibit A  - Joint Filing Undertaking

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 14 of 15


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 15 of 15


                                  Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 14, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary